

Cliff Han · 2nd

Founder of AllerPops Corp

Los Alamos, New Mexico, United States · 100 connections ·

Contact info

AllerPops Corp

 **Fudan University**

Experience

President and CEO

AllerPops Corp · Full-time

Jul 2017 – Present · 3 yrs 7 mos

Los Alamos, NM



Team Lead

Los Alamos National Laboratory

Sep 1996 – Apr 2018 · 21 yrs 8 mos

Los Alamos, NM

Medical Doctor

Jining Mental Hospital

Jul 1985 – Sep 1989 · 4 yrs 3 mos

Jining, Shandong, China

Education



Fudan University



Ph.D., Genetics

Jining Medical College
Medicine

Suzhou University
Master's degree, Psychiatry

Skills & endorsements

Microsoft Office

Customer Service

Microsoft Excel

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Interests

Jining Medical College
1,849 followers

Suzhou University
6,085 followers



Fudan University
153,870 followers